Exhibit 99.1

Mecox Lane Announces Shareholder Resolutions Adopted at 2014 Annual General Meeting

SHANGHAI, China, June 5, 2014 - Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), a multi-brand and multi-channel retailer of apparel and accessories in China, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held in Hong Kong on June 5, 2014.

Mecox Lane’s shareholders adopted the following ordinary resolutions proposed by the Company:

1.              Re-election of Mr. Bin Chen as a Director and Chairman of the Company;

2.              Re-election of Mr. Ye Wang as a Director of the Company;

3.              Re-election of Mr. Yifan Li as a Director of the Company;

4.              Re-election of Mr. Fan Zhang as a Director of the Company

5.              Election of Mr. Yanshi Jin as a Director of the Company;

6.              Election of Mr. Xiongsheng Yang as a Director of the Company;

7.              Election of Mr. Xiaohua Li as a Director of the Company;

8.              Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions  as such Director, in his or her absolute discretion, thinks fit.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: mcox@ogilvy.com